

OFFERING MEMORANDUM

facilitated by



The Cocktail Parlor, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	The Cocktail Parlor, LLC
State of Organization	NY
Date of Formation	August 20th, 2015
Entity Type	Limited Liability Company
Street Address	1150 Eastern Parkway, 3rd Floor
Website Address	www.thecocktailparlor.com

(B) Directors and Officers of the Company

Key Person	Courtney McKamey
Position with the Company Title First Year	 Owner; Head Alchemist 2015
Other business experience (last three years)	In addition to being owner and founder of The Cocktail Parlor, Courtney was also a Spirits Consultant and Store Manager at Little West Wine & Spirits starting August 2017.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Courtney McKamey	100%

(D) The Company's Business and Business Plan

The Cocktail Parlor is a bakery inspired by classic and modern cocktails. We strive to bring the renaissance of the cocktail industry to a new realm: the edible cocktail. From an Old Fashioned or Negroni cupcake, to a Dark & Stormy or Rob Rose cookie or truffle, each resembles its cocktail elder in dessert form.

We focus on the smaller, more finite details in an overwhelming industry. We find the hidden notes in spirits and liqueurs and translate those flavors into our baking. The one thing that we became so enamored with in the cocktail industry was that every cocktail was completely balanced. An ode to that, every baked good we create is completely balanced and a pure emulation of the cocktail it's inspired by. It is our goal to maintain the vitality and romanticism of the cocktail industry, one new confectionery at a time.

The owner, Courtney McKamey, a bartender by trade, but a baker by blood, has over a decade of experience where she's helped open and managed various cocktail bars, hotel bars, cafés, and fine-dining restaurants in NYC. She puts everything into this company: love, passion, ingenuity, the common blood, sweat, and tears trio, and many sleepless nights.

As our company grows, we need a little bit of help from our community. We're in search of investors who admire and appreciate the cocktail and hospitality industry and dream of being a part of opening a brand new concept bar and bakery in NYC. We have the full itemized budget, the business plan, the financial projections, the marketing plan, and various other items already completed and ready to be implemented!

THE Idea

Our goal is to open a bakery bar and coffee bar that will supply high-end coffee until the late evening, and high-end cocktails paired with the adjoining baked good to present a harmonious synergy. It's all about the pairing of the two while enjoying a beautifully intricate experience within a cocktail-centric atmosphere.

THE Passion

We strive to bring the renaissance of the cocktail industry to a new realm: the edible cocktail. From a Negroni cupcake to a Dark & Stormy cookie, each resembles it's cocktail elder in dessert form.

THE Vitality

The cocktail industry is thriving and it is our goal to maintain the vitality and the romanticism of the industry, one new confectionery at a time.

THE Objective: Growth

The Cocktail Parlor cannot function to its greatest potential without a brick & mortar.

The possibilities of growth and expansion are limitless with an establishment laying the foundation. With fast, but carefully detail-oriented growth, the business will be profiting at a rate of 3 businesses in one. (A Bakery with a Retail Corner, a Coffee Shop, and a Cocktail Bar). From having exceptional baked goods, coffee, and cocktails, to creating retail items such as vintage-inspired aprons, boozy pickles, shrubs, syrups, a seasonal magazine, packaged boozy desserts, cocktail-inspired artisan candles, and more.

But ultimately, it's all about the experience. Pair premium niche baked goods with premium coffee and cocktails from a seamlessly unified brand, alongside exceptional service, and it will be successful.

the opportunity

By investing in The Cocktail Parlor you will support a woman-owned business that is embarking on a revolutionary cocktail bakery idea and lifestyle.

- Proven Demand: We've partnered with countless liquor brands and ambassadors, have had numerous customers during our time spent in our industrial kitchen, and continue to build relationships within the cocktail industry, dessert industry, and coffee industry.
- Competitive Advantage: We are the only company of our kind. The opportunities for growth are endless.
- Experienced Founder: The owner, Courtney McKamey, a bartender by trade, but a baker by blood, has over a decade of experience where she's helped open and managed various cocktail bars, hotel bars, cafés, and fine-dining restaurants in NYC. She puts everything into this company: love, passion, ingenuity, the common blood, sweat, and tears trio, and many sleepless nights.
- Belief in Communication: Communication is key in every relationship. I want you to know exactly where we're at with the numbers of the business, so you'll receive intensive monthly emails describing our profits, our possible losses, what we can improve, and what excels.
- Group Growth: As we grow more monetarily successful, we also want you to be successful. Once the bar is at the profitable stage you'll start to see the numbers in your house account begin to increase. Based on profit projections, it could be in just under a year or up to 2 years you'll see your percentage back. Based on how much you invest, you could receive up to 200% or more.

Projected Sales and Profits:

- Projected Monthly Sales: $239,000
- Projected Monthly Profit: $136,686
- Projected Annual Sales: $2,868,000
- Projected Annual Profit: $1,628,584

- At our median projected sales ($239,000) and profit ($136,686) we are looking at a 56.8% gain. After the first year we project to be above 60%.
- To get there, we just need a little bit of help from our community as we continue to grow.

The Cocktail Parlor's Beginning Tale:

"I grew up baking with my mom and grandmother. As a teen and young adult, I constantly experimented with new ingredients to use in my baked goods. From chocolate avocado pound cake, to red chili chocolate chip cookies, I was always trying to push flavor boundaries to expand the dessert-eater's palate.

One day in 2014 I was in my kitchen in Washington Heights baking molasses ginger cookies and I thought, "What if I put Rum in this... I should definitely put rum in this." I grabbed my bottle of Gosling's Rum and balanced the dry ingredients to meet the intensity of the liquid. And thus, became the Dark & Stormy Cookie garnished with candied ginger and lime zest.

I took the Dark & Stormy cookies to a BBQ party with all of my coworkers from the cocktail bar I was working at during that time. They were a hit, so I kept baking and experimenting.

My next venture was turning one of my cocktails into a cookie: Heather & Peat. The cocktail is a stirred variation of an Old Fashioned, made with Lagavulin 16-Year Islay Scotch Whisky, Great King St. Blended Scotch Whisky, Pedro Ximénez Sherry, Crème de Cacao, and Hellfire Bitters. The cookie is a Dark Chocolate Chip cookie baked with Lagavulin 16, PX Sherry, Smoked Paprika, and Cayenne Pepper.

By the 4th party with my coworkers I had the new cookie recipe perfected. One of the hostesses, Shelby, came up to me and exclaimed "You should sell these, they really are amazing". Humbly shy, I said there was no way I could find a market for something like this. She grabbed my hand and said, "No, really. Start a company and sell these."

A month later I was talking with Zacapa Rum about sponsoring their upcoming National Rum Day event."

-Courtney McKamey

In the press

- [Edible Manhattan]
- [WSJ]
- [Thirsty Magazine]
- [FoodTruck Empire]
- [Edible Manhattan]

(E) Number of Employees

The Company currently has 1 employee.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	February 15, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Acquisition of Brick & Mortar	$21,000	$30,000
Construction/Build Out	$14,000	$20,000
Décor & FOH	$5,000	$7,000
Bar Supplies	$3,500	$5,000
Coffee Bar	$5,600	$8,000
Kitchen Supplies	$5,600	$8,000
Initial Goods Cost	$3,500	$5,000
Initial Spirits Cost	$3,500	$5,000
Payroll Monthly	$7,000	$10,000
Permit/Insurance Monthly Cost	$550	$800
Bakery Packaging Supplies	$700	$1,000
Office Budget	$70	$100
Services Budget	$350	$500
Marketing Budget	$130	$180
Mainvest Compensation	$4,500	$6,420
TOTAL	$75,000	$107,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may

close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.5 - 5.0%[2]
Payment Deadline	2025-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.69%

---

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.5% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	3.5%
$83,000	3.9%
$91,000	4.2%
$99,000	4.6%
$107,000	5.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Courtney McKamey	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

Historical milestones

The Cocktail Parlor has been operating since July 2015 and has since achieved the following milestones:

- Obtained LLC status in New York City in August 2015
- Became a US Registered Trademark in October 2018
- Became a NY Sponsor for SpeedRack Season 6, 7, 8, and 9
- Became a Jazz Age Lawn Party Sponsor in 2018, 2019, and 2020
- Featured in WSJ, Thirsty, Edible Manhattan, and more
- Achieved revenue of $4,565 in 2015-16, which then grew to $33,363 in 2018-2019, all as a company of 1 person (and the 1 person still worked two other jobs full-time).

*Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

The Cocktail Parlor forecasts the following milestones:

- Secure lease in New York City by January 2020
- Hire for the following positions by March/April 2020: 4 Bakers, 4 Bartenders, 5 Baristas, 4 Barbacks, a Maître d', and a Porter.
- Achieve $2,868,000 revenue per year by 2021/2022.
- Achieve $1,628,584 profit per year by 2021/2022.

No other outstanding debt or equity

While we are still looking for private investors, the capital raised through Mainvest will make up the entirety of the The Cocktail Parlor's fundraising. However, The Cocktail Parlor may require additional funds from alternate sources at a later date.

No operating history

The Cocktail Parlor was established in July 2015. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,868,000	$3,011,400	$3,192,084	$3,415,530	$3,688,772
Cost of Goods Sold	$495,486	$495,486	$495,486	$495,486	$495,486
Gross profit	$2,372,514	$2,515,914	$2,696,598	$2,920,044	$3,193,287
Operating Expenses					
Rent	$120,000	$120,000	$120,000	$120,000	$120,000
FOH Maintenance	$4,800	$5,040	$5,342	$5,716	$6,174
Utilities	$6,600	$6,930	$7,346	$7,860	$8,489
Insurance	$3,000	$3,075	$3,152	$3,231	$3,311
Marketing	$1,645	$1,727	$1,831	$1,959	$2,116
Legal & Professional	$5,850	$5,996	$6,146	$6,300	$6,457
Payroll	$615,168	$645,926	$684,682	$732,610	$791,219
Quickbooks Payroll Fee	$1,200	$1,200	$1,200	$1,200	$1,200
Credit Card Processing	$440	$440	$440	$440	$440
FSEP	$100	$100	$100	$100	$100
Garbage Collection	$613	$613	$613	$613	$613
Total Operating Expenses	$759,416	$791,048	$830,852	$880,029	$940,118
Operating Profit	$1,613,098	$1,724,866	$1,865,746	$2,040,015	$2,253,168

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

N/A

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$6,008.00	$8,330.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$6,008.00	$-1,185.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V